Master Investment Portfolio
N-SAR Filing dated 08/31/2002
Item 77Q3

Section (a)(i): The principal [executive/financial] officer has concluded that, based on their evaluation, the disclosure controls and procedures of the Master Investment Portfolio are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in the Master Investment Portfolio's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certifications of the President and Principal Financial Officer of Master Investment Portfolio are attached.